UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(11 March 2022)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Annual Financial Report

11 March 2022

CRH plc (the "Company")

Re: 2021 Annual Report and Form 20-F, Notice of Annual General Meeting and Form of Proxy (the "Documents")

CRH plc (the "Company") announces that the 2021 Annual Report and Form 20-F, the Notice of the 2022 Annual General Meeting and a Form of Proxy have been published by the Company today, 11 March 2022.  The Documents are available to view on the Company's website as follows:

    ●
The 2021 Annual Report and Form 20-F in ESEF compliant and PDF formats can be viewed and downloaded at:

https://www.crh.com/investors/annual-reports

●
The Notice of the 2022 Annual General Meeting and Form of Proxy can be viewed and downloaded at:

https://www.crh.com/investors/shareholder-centre/agm

The Documents have been submitted to Euronext Dublin and the U.K. National Storage Mechanism and will shortly be available for inspection at:

       https://direct.euronext.com/#/oamfiling

and at:

       https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Documents are expected to be posted to those shareholders who have requested a hard copy on 30 March 2022.

In addition, the 2021 Annual Report and Form 20-F has today been filed with the US Securities and Exchange Commission. Shareholders resident in the United States may request a hard copy free of charge.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 11 March 2022
By:___/s/Neil Colgan___
N.Colgan
Company Secretary